                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 11-K

(Mark One)

     [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
          OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005 OR

     [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
          ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO

                        Commission file number 333-12551

     A. Full title of the plan and the address of the plan,  if  different  from that of the issuer named below:

                  Home Properties, Inc. Retirement Savings Plan

     B. Name of  issuer  of the  securities  held  pursuant  to the plan and the address of its principal executive office:

                              Home Properties, Inc.
                               850 Clinton Square
                            Rochester, New York 14604

                              REQUIRED INFORMATION

        The Home Properties  Retirement  Savings Plan (the "Plan") is subject to the Employee Retirement  Security Income Act of 1974 ("ERISA").  Therefore,
     in lieu of the  requirements  of  Items  1-3 of Form  11-K,  the  financial statements  and  schedules  of the Plan  for the two  fiscal  years  ending
     December 31, 2005 and 2004, which have been prepared in accordance with the financial  reporting  requirements of ERISA,  are filed herewith as Exhibit
     99.1 and  incorporated  herein  by  reference.  EXHIBITS  Exhibit  Number
     Description  99.1   Financial  Statement  and Schedules of the Plan for the
     two  fiscal  years  ending  December  31,  2005 and 2004 99.2   Consent  of
     Insero & Company CPAs, P.C., independent accountants.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer  the employee  benefit plan) have duly  caused  this  annual  report  to be  signed  on  its  behalf  by  the undersigned thereunto duly authorized.

                     HOME PROPERTIES RETIREMENT SAVINGS PLAN

Date:   June 29, 2006

By:     /s/ David P. Gardner
        --------------------

Name:   David P. Gardner

Title:  Chairman of the Administrative Committee, the Administrator of the Plan